                       [ROYAL GROUP LOGO]

S E C O N D  Q U A R T E R

R E P O R T

E N D E D

M A R C H  3 1

2 0 0 3

MESSAGE TO SHAREHOLDERS

Royal's second quarter financial performance was less than planned as a result of a series of factors, including greater than expected losses in US window coverings operations, broad-based unfavorable product mix and sales shortfall, as well as margin compression. Harsh winter weather in key North American markets served to postpone sales expected in the second quarter, as did the severe decline in consumer confidence in the days leading up to and during the war in Iraq. As a consequence of these unfavorable market conditions, sales growth was restricted to 2% over the same quarter last year, with sales reaching $412 million.Net earnings declined to $6 million from $27 million in the previous year.

FIXING WINDOW COVERINGS

After an extensive review of our US window coverings situation, we have embarked upon a strategy to retrench the business. We will focus on manufacturing products that leverage our core competencies. We will execute marketing strategies to renew our focus on our traditional customer base -- dealers and fabricators.

We have recently initiated exits from custom special order programs and related stock-size programs with those home improvement retailers that require a high degree of costly merchandising and in-store personnel support. Our decision to exit these programs recognizes the high overhead costs associated with these programs, unacceptable margins on the stock-size portions of the programs and custom order volumes not increasing at the projected pace. We have come to the conclusion that the custom order programs will take too long to develop to the point of acceptable profitability given the costs associated with merchandising these programs and the lack of margin on the related stock-size components of the programs.

We remain, and will remain, a very strong player in the dealer/fabricator distribution channel, where we offer creative extruded blind components and related products to businesses that typically fabricate blind systems for sale to home owners and commercial or industrial renovation specialists.

Our brand names and quality are well recognized in this channel, as they are with the architects and designers who specify for commercial and industrial applications. We have a very strong customer base, with over 1400 dealer/fabricators across the US.

After thorough analysis, we believe that we can achieve break-even performance on a monthly basis in US window covering operations by the end of the fiscal year. Moreover, we believe that the actions we are taking will enable us to return to profitability in 2004, which will significantly improve Royal's overall financial performance.

DEALING WITH RISING MATERIAL COSTS

During the period January through April 2003, market prices for PVC resin rose by over 25%. We have responded by increasing prices for a number of products. We have already increased certain prices for pipe and fittings, as well as exterior cladding and we will increase certain of our window coverings and custom profile prices in June.

REDUCING INVENTORY AND CAPITAL EXPENDITURES

Our second quarter sales were curtailed by harsh weather, as well as consumers' focus on the war in Iraq and other geo-political concerns. This trend continued into April, leaving us with more finished goods inventory than we planned, particularly in our Consumer Products group. Accordingly, we are planning to ease production rates during the balance of the year, to enable the reduction of inventories to more appropriate levels. This action will decrease our fixed cost absorption and margins during this period, but will help us to achieve desired cash flow and reduce our investment in inventories.

It is imperative that we return to 80% plus capacity utilization in order to return to historical EBITDA margins. Accordingly, we continue to pursue opportunities to consolidate operations and improve utilization rates, including soliciting short term contract jobs to fill available machine time. Additionally, we are actively scrutinizing all requested capital expenditures with intent to allocate requirements across existing capacities, and to reduce our spending.

ACCELERATING CROSS SELLING INITIATIVES

We are accelerating the pace at which our sales forces cross sell our products. We have visited several prospective and existing custom profile customers during the second quarter and were pleased with their interest levels in our window profiles, exterior cladding products, outdoor products, decorative trim and other products. We have good products and a strong customer base, and are continuing to increase our efforts in cross selling. This cross selling initiative has been embraced and we intend to increase its pace and facilitate a more optimal product mix.

We wish to thank our shareholders, employees, customers and suppliers for their support, as we implement strategies to improve financial performance.


/s/ Vic De Zen                                            /s/ Douglas Dunsmuir
-----------------                                         -----------------
Vic De Zen                                                Douglas Dunsmuir
Chairman and C.E.O.                                       President
May 26, 2003                                              May 26, 2003

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

                                             MAR. 31/03     Sept. 30/02      Mar 31/02
                                            -----------     -----------     -----------
                                            (UNAUDITED)      (audited)      (unaudited)
                                                            (restated,       (restated,
                                                              note 2)          note 2)
ASSETS

Current assets:
  Accounts receivable                       $   349,653     $   390,332     $   377,641
  Inventories                                   567,832         495,710         503,474
  Prepaid expenses                               31,087          26,295          29,585
                                            -----------     -----------     -----------
                                                948,572         912,337         910,700

Future income tax assets                          7,762           8,824          26,547
Property, plant and equipment                 1,588,721       1,637,049       1,708,955
Goodwill and other assets                       271,403         275,757         282,509
                                            -----------     -----------     -----------
                                            $ 2,816,458     $ 2,833,967     $ 2,928,711
                                            ===========     ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                         $   514,511     $   383,785     $   549,947
  Accounts payable and accrued liabilities      220,349         257,324         211,135
  Term debt due within one year                  24,830         103,754         103,619
                                            -----------     -----------     -----------
                                                759,690         744,863         864,701

Term debt                                       424,017         447,290         473,076
Future income tax liabilities                   128,674         126,891         138,187
Minority interest                                15,100          18,249          19,965

Shareholders' equity:
  Capital stock                                 632,711         632,697         628,733
  Retained earnings                             921,599         900,141         822,055
  Currency translation adjustments              (65,333)        (36,164)        (18,006)
                                            -----------     -----------     -----------
                                              1,488,977       1,496,674       1,432,782
                                            -----------     -----------     -----------
                                            $ 2,816,458     $ 2,833,967     $ 2,928,711
                                            ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Vic De Zen                                  /s/ Ron Goegan
------------------                              -------------------
Chairman and Director                           Director
Vic De Zen                                      Ron Goegan
Chief Executive Officer                         Chief Financial Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)


                                                      3 MONTHS      3 months      6 MONTHS      6 months
                                                        ENDED         ended         ENDED         ended
                                                     MAR. 31/03    Mar. 31/02    MAR. 31/03    Mar. 31/02
                                                     ----------    ----------    ----------    ----------
                                                    (UNAUDITED)   (unaudited)   (UNAUDITED)    (unaudited)
                                                                   (restated,                   (restated,
                                                                    note 2)                      note 2)

Net sales                                             $ 412,283     $ 404,744     $ 833,595    $  788,964

Cost of sales and operating expenses                   (364,665)     (323,181)     (718,158)     (629,100)
                                                      ---------     ---------     ---------    ----------
Operating margin                                         47,618        81,563       115,437       159,864

Amortization charges                                    (32,310)      (30,109)      (64,273)      (59,149)
Interest and financing charges                          (12,502)      (13,176)      (25,644)      (26,421)
                                                      ---------     ---------     ---------    ----------
Earnings before income taxes and minority interest        2,806        38,278        25,520        74,294

Income tax recovery (expense) (note 5)                    2,396       (11,344)       (4,102)      (22,010)
                                                      ---------     ---------     ---------    ----------
Earnings before minority interest                         5,202        26,934        21,418        52,284

Minority interest                                           319          (263)           40          (282)
                                                      ---------     ---------     ---------    ----------
Net earnings                                          $   5,521     $  26,671     $  21,458    $   52,002
                                                      =========     =========     =========    ==========
Earnings per share (note 4):

       Basic                                          $    0.06     $    0.29     $    0.23    $     0.56
       Diluted                                        $    0.06     $    0.28     $    0.23    $     0.56
                                                      =========     =========     =========    ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)


                                                      3 MONTHS      3 months      6 MONTHS      6 months
                                                        ENDED         ended         ENDED         ended
                                                     MAR. 31/03    Mar. 31/02    MAR. 31/03    Mar. 31/02
                                                     ----------    ----------    ----------    ----------
                                                    (UNAUDITED)   (unaudited)   (UNAUDITED)    (unaudited)
                                                                   (restated,                   (restated,
                                                                    note 2)                      note 2)



Retained earnings, beginning of period               $ 916,078      $ 800,096    $ 900,141     $  775,229
Accounting policy change (note 2)                           --         (4,712)          --         (5,176)
Net earnings                                             5,521         26,671       21,458         52,002
                                                     ---------      ---------    ----------    ----------
Retained earnings, end of period                     $ 921,599      $ 822,055    $ 921,599     $  822,055
                                                     =========      =========    ==========    ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)


                                                             3 MONTHS       3 months      6 MONTHS      6 months
                                                               ENDED          ended         ENDED        ended
                                                            MAR. 31/03     Mar. 31/02    MAR. 31/03    Mar. 31/02
                                                            ----------     ----------    ----------    ----------
                                                            (UNAUDITED)    (unaudited)   (UNAUDITED)   (unaudited)
                                                                            (restated,                  (restated,
                                                                              note 2)                     note 2)
Cash provided by (used in):

Operating activities:
  Earnings before minority interest                             $ 5,202       $26,934       $21,418       $52,284
  Items not affecting cash                                       32,272        29,890        67,389        63,076
  Increase in non-cash working capital requirements             (51,951)      (53,560)      (79,082)      (66,922)
                                                                -------       -------       -------       -------
                                                                (14,477)        3,264         9,725        48,438

Financing activities:
  Proceeds from draws on bank credit facilities                  46,611        37,607       130,726       144,580
  Repayment of term debt                                           (549)         (224)      (79,751)         (447)
  Decrease in minority interest                                  (3,313)           --        (3,964)           --
  Proceeds from issuance of shares under stock option plan           --         3,729            14        19,957
                                                                -------       -------       -------       -------
                                                                 42,749        41,112        47,025       164,090

Investing activities:
  Acquisition of property, plant and equipment, net             (24,818)      (44,264)      (50,509)      (72,838)
  Acquisitions of other businesses                               (4,134)           --        (4,134)     (149,250)
  Proceeds from the sale of non-strategic assets                   --              --            --         9,871
  Decrease (increase) in other assets                               680          (112)       (2,107)         (311)
                                                                -------       -------       -------       -------
                                                                (28,272)      (44,376)      (56,750)     (212,528)

                                                                -------       -------       -------       -------
Change in cash, being cash, end of period                       $    --       $    --       $    --       $    --
                                                                =======       =======       =======       =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Canadian dollars)


1. CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.

    In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2003 and the results of operations and cash flows for the three month and six month periods ended March 31, 2003.

    Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of the Company's net sales and two-thirds of its net earnings occur in the last two fiscal quarters. Furthermore, the Company's annual free cash flow is achieved substantially in the last two quarters.

2. CHANGE IN ACCOUNTING POLICIES

Except as outlined below, the Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2002. For details, please refer to note 1 on page 30 of the Company's 2002 Annual Report.

    CICA Handbook Section 1650 with respect to foreign currency exchange gains and losses was adopted for fiscal 2003. The standard requires separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on non-current foreign currency denominated monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. This change was applied retroactively with the result that net earnings increased by $464 in the quarter ending March 31, 2002 and by $928 ($0.01 per share) in the six month period ending March 31, 2002. The deferred foreign exchange losses on the balance sheet have been reclassified from term debt to retained earnings.

    Effective October 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after October 1, 2002. CICA Handbook Section 3870, requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options issued on or after October 1, 2002. The Company did not issue any stock options in the period from October 1, 2002 to March 31, 2003.

    Certain September 30, 2002 and March 31, 2002 figures have been restated to conform with the financial statement presentation adopted in fiscal 2003.

3. SEGMENT REPORTING INFORMATION

                                                   Products        Support      Intra-
                                                   Segment         Segment      Group        Consolidated
                                                    -------        -------    -----------    ------------

For the quarter ended March 31, 2003
Net sales                                       $   396,913    $   141,790    $  (126,420)    $   412,283
Operating margin                                     16,668         30,950                         47,618
Amortization charges                                 22,876          9,434                         32,310
Acquisition of property, plant and equipment         13,876         10,942                         24,818
Property, plant and equipment                       807,989        780,732                      1,588,721
Total assets                                      1,761,669      1,054,789                      2,816,458

For the 6 months ended March 31, 2003
Net sales                                       $   815,175    $   274,840    $  (256,420)    $   833,595
Operating margin                                     52,354         63,083                        115,437
Amortization charges                                 46,578         17,695                         64,273
Acquisition of property, plant and equipment         31,302         19,207                         50,509
Property, plant and equipment                       807,989        780,732                      1,588,721
Total assets                                      1,761,669      1,054,789                      2,816,458

For the quarter ended March 31, 2002
Net sales                                       $   398,464    $   137,102    $  (130,822)    $   404,744
Operating margin                                     39,607         41,956                         81,563
Amortization charges                                 21,261          8,848                         30,109
Acquisition of property, plant and equipment         26,827         17,437                         44,264
Property, plant and equipment                       822,530        886,425                      1,708,955
Total assets                                      1,743,067      1,185,644                      2,928,711

For the 6 months ended March 31, 2002
Net sales                                       $   767,254    $   284,932    $  (263,222)    $   788,964
Operating margin                                     74,012         85,852                        159,864
Amortization charges                                 41,564         17,585                         59,149
Acquisition of property, plant and equipment         46,505         26,333                         72,838
Property, plant and equipment                       822,530        886,425                      1,708,955
Total assets                                      1,743,067      1,185,644                      2,928,711


Net sales by geographic region for the 3 months ending March 31, 2003 were 65% to the U.S. (2002 -- 67%), 27% to Canada (2002 -- 26%) and 8% to foreign markets (2002 -- 7%) and for the 6 months ended March 31, 2003 were 64% to the U.S. (2002 -- 64%), 28% to Canada (2002 -- 28%) and 8% to foreign markets
(2002 -- 8%).

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

(in thousands of Canadian dollars)




4. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,220,617 (2002 -- 92,795,090) and 93,269,201 (2002 -- 94,470,713)
and for the six month period of 93,219,331 (2002 -- 92,086,724) and 93,427,597
(2002 -- 93,382,957) respectively. As at March 31, 2003, the Company had outstanding 15,935,444 multiple voting shares, 77,285,173 subordinate voting shares, and 9,228,766 options to acquire subordinate voting shares under the Company's employee stock option plan.

5. INCOME TAXES

During the quarter, the Company recorded an income tax recovery on its pre-tax earnings reported under GAAP, as a result of permanent differences between income for accounting purposes including the elimination of inter-company transactions, and the amounts upon which tax is assessable.

6. SUBSEQUENT EVENT

On May 5, 2003, after completing it's analysis of various products and customers in its U.S. Window Coverings operations, the Company decided to terminate its attempts to expand supply of custom special order window coverings to certain home improvement retailers as well as substantially all of the related stock window coverings. As a consequence of this decision, the Company expects to record a pre-tax charge of approximately $35 million in its third quarter, relating to the write-down of its tangible assets, primarily inventories, relating to these products and customers, as well as the various anticipated related termination and other exit costs. In its third quarter, the Company will also reassess its valuation of goodwill relating to the Products Segment to determine whether there may be an impairment charge required as a result of this decision. The Company intends to re-focus its efforts in its Window Coverings operations on its original and primary product and customer base in Dealers and Fabricators, and to continue its expansion of other Products through the affected manufacturing plants and distribution and marketing channels.

M A N A G E M E N T ' S  D I S C U S S I O N  A N D  A N A L Y S I S

QUARTER ENDED MARCH 31, 2003, AS COMPARED TO THE QUARTER ENDED MARCH 31, 2002

Consolidated net sales for the second quarter grew by 2% to $412 million, compared to $405 million the previous year. Sales were negatively affected by the harsh weather experienced in our major markets and the overall weak consumer confidence, including the concerns associated with the war in Iraq. Products Segment sales for the quarter were flat at $397 million compared to $398 million. Home Improvement Products sales increased by 1% to $215 million. Custom Profiles sales declined by 2%, while Exterior Cladding sales increased by 10%. The increase in Exterior Cladding sales was due to both customers stocking up on product prior to the implementation of April price increases and strong construction markets. Consumer Products sales declined by 10% to $111 million. The above mentioned factors, and particularly the severe winter weather significantly impacted Consumer Products sales. The decline in sales occurred throughout the entire Consumer Products division with a 9% decrease in Window Coverings, a 7% decrease in Outdoor Products and a 14% decrease in Housewares & Furniture. Housewares & Furniture sales are lower than last year, primarily relating to housewares, as a result of both soft consumer spending and an increasingly competitive environment. Construction Product sales increased
16% overall primarily due to the strength of new construction markets which resulted in a 17% increase in Pipe & Fittings sales. Royal Building Systems and Foreign Operations sales increased 4%, largely due to the success achieved from operations in both China and Poland.

Support Segment sales for the quarter increased 3% to $142 million. Sales in the Support Segment are largely eliminated on consolidation due to the nature of the Group's vertical integration. Sales of Materials grew 8% reflecting both volume growth from Pipe and Exterior Cladding and raw material price increases. Sales in Machinery & Tooling increased 33% to $19 million, due to some significant projects by our Italian equipment manufacturer that were originally expected to be completed in December 2002 but were not delivered until January 2003. As anticipated, sales in the Services category decreased 25% to $21 million as the wind-up and sale of certain plant construction and related businesses occurred throughout fiscal 2002.

During the quarter, sales to non-Canadian customers including foreign based sales and exports from Canadian operations decreased to 73% of total sales, compared to 74% for the prior year.

Operating margin or earnings before interest and financing charges, taxes, depreciation and amortization charges and minority interest (EBITDA) is a widely used term in the financial markets but is not a recognized measure under Canadian generally accepted accounting principles. Management believes that EBITDA is a valuable supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. It should also be noted that the Group's method of calculating EBITDA may differ from other companies and therefore may not be comparable to EBITDA used by other companies. The Group's overall EBITDA for the quarter ended March 31, 2003, decreased by 42% to $48 million compared to $82 million last year. EBITDA as a percentage of sales was 11.5% compared to 20.2% last year. The decrease in EBITDA was predominantly due to both greater than expected losses from the Window Coverings division's US operations and higher material costs.

Second quarter losses from the Window Coverings division increased to $8 million. On May 5th 2003, after completing an extensive review of the business, management decided to terminate its attempts to expand supply of custom special order window coverings to certain US home improvement retailers, as well as substantially all of the related stock window coverings. As a consequence of this decision, the Group expects to record a pretax charge of approximately $35 million in the third quarter (see note 6 to the accompanying financial statements). Additionally, the Group will reassess its valuation of goodwill to determine whether there may be an impairment charge required as a result of this decision. The Window Coverings division's US operations will refocus on manufacturing core products to be sold by way of our traditional dealer and fabricator distribution channel.

M A N A G E M E N T ' S  D I S C U S S I O N  A N D  A N A L Y S I S

    Raw material costs increased to 46.9% of sales from 41.3% last year, due to both higher material costs and from a shift in product mix towards more material intensive products. The amount of material as a percentage of the total manufactured cost for Construction Products is much higher than for Consumer Products. Labor costs and other manufacturing costs increased as a percentage of sales to 14.9% and 12.8%, as compared to 13.8% and 10.5% respectively last year. The increase in labor costs was due to higher staffing levels as the Group was converting Products Segment goods into finished goods inventory for the upcoming busier season. In doing so, the requirements for additional machine capacities and related overtime should lessen during the upcoming peak season. The increase in other manufacturing costs was primarily due to margins from the current product mix, sales prices and volumes not providing anticipated absorption of fixed costs. It is expected that other manufacturing costs as a percentage of sales will remain high, as the focus will be to reduce finished goods inventory levels over the remainder of the fiscal year by way of production curtailments. Partially offsetting this will be Management's on-going efforts to review existing capacities, curtail new capital expenditures and consolidate certain of Royal's operations with its ultimate goal to increase the overall Group capacity utilization rate. Selling and distribution costs decreased to 13.9% of sales compared to 14.3% last year due to the change in geographic and sales mix. The decrease was due to less Consumer Products sold in the US, which tend to have a higher per unit distribution cost as these products are sold through the in-store, sales oriented market. General and administration costs as a percent of sales increased slightly from 7.4% to 7.8%.

     Products Segment EBITDA, for the quarter ended March 31, 2003 declined to $17 million from $40 million. EBITDA as a percentage of sales decreased to 4.2% from 9.9% last year. The decrease was due to a change in sales mix towards lower margin products together with more material intensive manufacturing and higher raw material cost. Higher Pipe & Fittings sales, the change in product mix towards loss leaders in the Window Coverings division and the overall decline in Housewares & Furniture sales, all contributed to the decrease in Product Segment EBITDA.

     Support Segment EBITDA for the quarter ended March 31, 2003, decreased to $31 million from $42 million. EBITDA as a percentage of sales decreased to 21.8% from 30.6% due primarily to higher feedstock costs experienced in the Materials category and the loss of margin from certain of our real estate dispositions.

     Amortization expense for the quarter increased slightly to $32 million as compared to last year's $30 million. In the Products Segment, amortization was 5.8% of sales, up from 5.3% last year. In the Support Segment, amortization expense was 6.7% of sales, up from 6.5% last year. Interest and financing charges remained consistent with last year's $13 million. This was due to a lower level of debt compared to the same quarter last year offset by higher borrowing costs. In January 2003, the Group's cost of borrowing increased by approximately fifty basis points per annum as its public debt rating was downgraded. Based on anticipated debt levels, this will increase interest costs by about $0.5 million per quarter. Effective October 1, 2002, the Group adopted
Section 1650, of the CICA Handbook regarding Foreign Currency Translation (see note 2 to the accompanying financial statements). The change in accounting policy resulted in no deferred foreign exchange losses being amortized this quarter, whereas for the quarter ended March 31, 2002, net earnings were retroactively increased by $0.5 million.

    During the quarter, the Group recorded a net income tax recovery of $2.4 million as a result of permanent differences between income recorded for accounting purposes and the amounts upon which tax is assessable (see note 5 to the accompanying financial statements). The Group's overall effective tax rate for each of the remaining quarters of fiscal 2003 is expected to be between 27% and 28%. Net earnings during the quarter decreased to $5.5 million or 1.3% of sales, from $26.7 million or 6.6% of net sales last year. On a diluted basis, earnings per share for the period was $0.06 compared to $0.28 for the same period in the prior year. The income tax recovery accounted for over $0.03 of the total earnings recorded in the quarter. The average number of shares outstanding for the quarter on a diluted basis was 93.3 million, down approximately 1.2 million from the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Free cash flow (cash flow from operations less change in non-cash working capital, less acquisition of property, plant and equipment) during the quarter was a use of $39.3 million, compared to the prior year's cash flow use of $41.0 million. Due to the seasonal nature of the Building Products Industry, the second quarter has been historically a period of working capital buildup, predominately finished goods inventory, for the upcoming spring demand. Working capital, excluding cash and funded debts, was $728 million at March 31, 2003 compared to $685 million as at December 31, 2002 and $700 million at March 31, 2002. This year's working capital was higher due to the increase in finished goods inventory.

     Due to the continuous efforts and focus on monitoring collections, days receivable outstanding had improved to 70 days as compared to last year's 78 days. Days inventory outstanding at March 31, 2003, decreased to 154 days from last year's 156 days. Measures are underway to significantly reduce finished goods inventory levels. Second quarter capital expenditures decreased to $25 million compared to the prior year's $44 million. This quarter's capital expenditures continued to be primarily for tooling and equipment to be used in the Products Segment, and additional capacities in the Materials division. Capital expenditures not yet committed have been suspended, with each new request requiring re-approval by the CEO or the President.

    At March 31, 2003, the net bank indebtedness was $515 million. The Group's $700 million bank credit facility was effectively 74% utilized. This is an improvement from last year when $550 million was utilized, particularly given the repayments of $104 million made on the term debt since last year. The funded debt to total capitalization ratio was 39.0%, compared to 38.0% at September 30, 2002 and 43.7% at March 31, 2002. The Group expects continued significant reductions to short term debt through application of free cash flow. Free cash flow improvements are intended to be achieved through the curtailment of capital expenditures, proceeds from the sale of non-strategic assets and through the reduction of finished goods inventory. The bank credit facility has been renewed in April 2003 for $650 million with a further decline to $500 million committed for the end of August 2003. Management believes that the Group's anticipated operating cash flow and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.

C O R P O R A T E  D I R E C T O R Y


CORPORATE OFFICE:                      TRANSFER AGENTS AND REGISTRARS:               SHAREHOLDER INQUIRIES
Royal Group Technologies Limited       Computershare Trust Company of Canada         Responses to shareholder inquiries as
1 Royal Gate Blvd.,                    100 University Avenue, 9th Floor              well as information published by the
Woodbridge, Ontario                    Toronto, Ontario M5J 2Y1                      Company for its shareholders and others,
Canada L4L 8Z7                         Tel: 1-800-663-9097 or (416) 981-9633         including annual reports, quarterly
                                       Facsimile: (416) 981-9507                     reports and annual information forms may
Telephone: (905) 264-0701              E-mail: caregistryinfo@computershare.com      be obtained from:
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com       Co-Transfer Agent (U.S.A.)                    Investor Relations
                                       Computershare Trust Company, Inc.             Royal Group Technologies Limited
SHARES LISTED ("RYG"):                 12039 W. Alameda Parkway, Site 2-2            1 Royal Gate Blvd.,
Toronto Stock Exchange,                Lakewood, CO 80228                            Woodbridge, Ontario L4L 8Z7
New York Stock Exchange                Tel: (303) 956-5400                           Telephone: (905) 264-0701
                                       Fax: (303) 986-2444                           Facsimile: (905) 264-0702
INDEX LISTINGS                                                                       E-mail: info@royalgrouptech.com
S&P/TSX60 Index                                                                      Web site: www.royalgrouptech.com
S&P/TSX Composite Index


T R A D I N G  D A T A                                          D E B T  R A T I N G S

                   High     Low     Close    Volume             Rating   Commercial    Medium
                  (TSX)    (TSX)    (TSX)  (in 000's)           Agency     Paper        Term
                                            TSX+NYSE                                    Notes
                  -----    -----    -----  ----------            ------  ----------  -----------
Fiscal 2002
Q1                29.49    21.90    29.38     17,216             DBRS    R-2 (high)   BBB (high)
Q2                32.40    28.05    30.15     14,460
Q3                32.20    28.67    31.48     16,953             S&P        n/a         BBB
Q4                31.97    13.06    13.70     25,607
                  -----    -----    -----     ------

Fiscal 2003
Q1                17.50    13.02    15.21     19,095
Q2                16.79     6.57     6.85     30,163



FORWARD LOOKING STATEMENTS:

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expects", "should continue", "believes", "anticipates", "estimated" and "intends" or similar formulations. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, or revenues related to sales price increases, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 26, 2003 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.


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